Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Newfield Exploration Company

(Commission File No. 001-12534)

ENCANA CORPORATION Strategic Combination with Newfield Exploration Co. CREATING THE PREMIER NORTH AMERICAN RESOURCE COMPANY November 2018

CREATING THE PREMIER NORTH AMERICAN RESOURCE COMPANY What You Need to Know: Advanced multi-basin onshore model creates scale and sustainability Synergies will significantly benefit shareholders Encana’s expertise in Cube Development is a game changer Enhances return of cash to shareholders

CREATING THE PREMIER NORTH AMERICAN RESOURCE COMPANY Defining a Premium Company Acquisition creates the premier North American resource company Multi-basin – 3 world class plays Quality Growth Free Cash Generation Strong Balance Sheet

CREATING THE PREMIER NORTH AMERICAN RESOURCE COMPANY Newfield Acquisition Aligned With Strategy Top tier resource, multi-basin optionality – Core-of-the-core positions in 3 of North America’s top basins Operational excellence STACK primed for Cube Development Market fundamentals STACK ideally located Capital allocation Disciplined capital allocation to core assets Balance sheet strength Further strengthens balance sheet and reduces cost of capital TOP TIER RESOURCE OPERATIONAL EXCELLENCE BALANCE SHEET STRENGTH MARKET FUNDAMENTALS CAPITAL

CREATING THE PREMIER NORTH AMERICAN RESOURCE COMPANY Top Tier Resource in the Core-of-the-Core Newfield’s STACK acreage in prolific oil windo0077 Thick, oil-saturated porosity with strong deliverability Best position in STACK oil window with HBP program substantially completed Contiguous acreage suited to long laterals Multiple stacked horizons ideal to three dimensional cube approach Encana’s technical team has studied basin for years Encana has unrivalled cube experience Encana has >230 multi-well pads with >1,300 wells Newfield STACK has 10 multi-well pads with 69 wells The best team on the best assets will drive strong returns

BEST-IN-CLASS STACK/SCOOP ACREAGE POSITION High Oil Content with Attractive Economics

CUBE DEVELOPMENT STACK Primed for Enhancement Thick stacked reservoirs, like the STACK, allow full application of cube development Ready to benefit from cube development Reduced logistics for equipment Reduced logistics for equipment and consumable products (water, sand, drilling fluids, etc.) Reduced lease construction and fewer rig moves Reduced cycle times reduce costs on each wells NFX STACK has similar vertical depth and well length to ECA Midland and Montney, giving us confidence in applying our technology Poised for Cube Development

PROVEN EXECUTION TRACK RECORD
STACK Ready for Cube Development

Multi-well Pad Development

- Encana's drilled >1,300 wells from >230 multi-well pads
- Many pads used >1 rig, reducing cycle time and cost



Multi-Well Pads
237
10
Encana
Newfield STACK
Multi-Well Pad Wells
1,390
69
Encana
Newfield STACK
ECA Midland
ECA Montney
ECA Eagle Ford
ECA Duvernay
Newfield STACK

Source: RSEG and company reports

Normalized Well Costs ($MM)**

- Encana drills dramatically lower cost wells in Permian and Montney - STACK is similar depth and lateral length
- Encana - Midland ~$750/lateral ft versus peers*** at ~$900/lateral ft



Vertical depth and well length similar to ECA Midland and Montney
Normalized Well Cost ($MM)**
Approximate Total Vertical Depth (ft)*
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10,000
8,000
6,000
4,000
2,000
0
$7.6 - $8.7
$7.1
$5.5
NFX STACK 3-year Plan
ECA - Midland
ECA - Pipestone
Normalized Well Cost
Vertical Depth (TVD)

Source: Newfield investor presentation and SEC filings. * IHS data.
** Newfield 3 year plan well cost based on STACK modeling assumptions disclosed in February 2018 investor presentation based on an average 8,907 ft well. ECA Midland and Montney D&C costs normalized to 8,907 ft based on well costs disclosed in November 2018 corporate presentation plus an additional $500k added for facility costs. *** Peers include Daimondback, Earthstone, Energen, SM Energy, RSP Permian, Pioneer, QEP.

8

STACK IS PRIMED FOR CUBE DEVELOPMENT Various Spacing Tests Confirm Cube Potential 6 MRMC wells / DSU1 69 wells across 10 DSUs demonstrate repeatability of MRMC during development Geology is well understood due to rigorous delineation program deployed early in play assessment Thoughtful well placement during HBP maximizes undisturbed resource *Average development well performance 1Includes one DSU with 4 wells drilled 1,700’ apart in one layer 2 5,000’ lateral normalized to 10,000’

STACK ASSETS HIGHLY COMPETITIVE High Quality Investment Opportunities STACK wells competitive with best plays in North America STACK wells very similar to Encana Permian premium wells Expect additional upside to well returns with cost reductions and completion improvements

POSITIVE FREE CASH FLOW IMPACT

Acquired Assets Immediately and Materially FCF[ǂ] Positive

- Acquisition FCF[ǂ] positive with only the high confidence G&A synergies
- Additional well cost reductions increase FCF[ǂ]
- Additional synergies possible from improved well performance and development optimization
- Enhances return of capital to shareholders


NFX's Annualized Q3 2018 FCF(1) adjusted for High Confidence Synergies
~($64)
~$125
~$125
~$186
Annualized Q3 2018 FCF Deficit(1)
G&A* Cost Savings
Well Cost** Synergies
Synergies-adjusted FCF(1)

ǂ Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company's website.

Source: Newfield filings.

[1] Free cash flow (FCF) calculated based Q3/2018 three months ended Cash Flow from Operating Activities, less Cash Flow from Investing Activities. Annualized for the full year.

*Based on $125MM annualized G&A savings. **Based on well cost savings of $1MM/well in the STACK/SCOOP applied to 39 (80% WI) operated wells placed on production during Q3/2018 three months ended. Annualized for the full year.

encana

11

CREATING THE PREMIER NORTH AMERICAN RESOURCE COMPANY What You Need to Know: Advanced multi-basin onshore model creates scale and sustainability Synergies will significantly benefit shareholders Encana’s expertise in Cube Development is a game changer Enhances return of cash to shareholders

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Encana and Newfield, Encana will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Encana and Newfield that will also constitute a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). Encana and Newfield plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLYWHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield will be available free of charge on Newfield’s website at www.newfield.com. PARTICIPANTS IN MERGER SOLICITATION Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above. All amounts in this presentation are in U.S. dollars unless otherwise specified.

FUTURE ORIENTED INFORMATION This presentation contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. FLS include: timing of closing of the transaction expectation that closing conditions, including shareholder approvals and regulatory approvals, will be satisfied anticipated benefits from the transaction, including synergies therefrom anticipated production and commodity mix as a result of the transaction transaction alignment with strategy, including assets fit with cube development approach, focus of capital allocation and criteria for assets in Encana’s portfolio to attract capital or be monetized expectation that the transaction is accretive to certain metrics in Encana’s five year plan anticipated capital program, including focus of development and allocation thereof, number of wells on stream, level of capital productivity, expected return and source of funding well performance, completions intensity, location of acreage and costs relative to peers and within assets anticipated production, including growth from core assets, cash flow, free cash flow, capital coverage, payout, profit, net present value, rates of return, recovery, return on capital employed, production and execution efficiency, operating, income and cash flow margin, and margin expansion, including expected timeframes number of potential drilling locations (including premium return inventory and ability to add to or consume such inventory), well spacing, number of wells per pad, decline rate, rig count, rig release metrics, focus and timing of drilling, anticipated vertical and horizontal drilling, cycle times, commodity composition, gas-oil ratios and operating performance compared to type curves running room and scale of assets, including its competitiveness and pace of growth against peers pacesetting metrics being indicative of future well performance and costs, and sustainability thereof timing, success and benefits from innovation, cube development approach, advanced completions design, scale of development, high-intensity completions and precision targeting, and transferability of ideas expected transportation and processing capacity, commitments, curtailments and restrictions, including flexibility of commercial arrangements and costs and timing of certain infrastructure being operational anticipated reserves and resources, including product types and stacked resource potential anticipated third-party incremental and joint venture carry capital ability to manage costs and efficiencies, including drilling and completion, operating, corporate, transportation and processing, staffing, services and materials secured and supply chain management expected net debt, net debt to adjusted EBITDA, target leverage, financial capacity and other debt metrics growth in long-term shareholder value, options to maximize shareholder returns and timing thereof commodity price outlook outcomes of risk management program, including exposure to commodity prices and foreign exchange, amount of hedged production, market access, market diversification strategy and physical sales locations management of balance sheet and credit rating, including access to sources of liquidity and available cash execution of strategy and future outlook in five-year plan, including expected growth, returns, free cash flow, projections based on commodity prices and use of cash therefrom environmental, health and safety performance advantages of a multi-basin portfolio comparison against peers, including anticipated return of capital to shareholders anticipated dividends or changes thereto following closing impact of changes in laws and regulations, including recent U.S. tax reform anticipated size of share repurchase program, including amount and number of shares, anticipated timeframe and benefits of program Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: ability to satisfy closing conditions, regulatory and shareholder approvals, enforceability of transaction agreements, future commodity prices and differentials; foreign exchange rates; ability to access credit facilities and shelf prospectuses; assumptions contained in the Company’s corporate guidance, five-year plan and as specified herein; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; effectiveness of Encana’s drive to productivity and efficiencies; results from innovations; expectation that counterparties will fulfill their obligations under the gathering, midstream and marketing agreements; access to transportation and processing facilities where Encana operates; assumed tax, royalty and regulatory regimes; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, benefits achieved and general industry expectations. Risks and uncertainties that may affect these business outcomes include: integration of Encana and Newfield and the ability to recognize the anticipated benefits from the combination of Encana and Newfield, ability to obtain required shareholder and regulatory approvals for the transaction, timing thereof and risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction, risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Encana common shares to be issued in connection with the transaction; disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the transaction, ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; variability and discretion of Encana’s board of directors to declare and pay dividends, if any; variability in the amount, number of shares and timing of purchases, if any, pursuant to the share repurchase program; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties, including impact of weather; counterparty and credit risk; impact of a downgrade in a credit rating, including to refinance debt required to be repaid because of a downgrade, and its impact on access to sources of liquidity; fluctuations in currency and interest rates; risks inherent in Encana’s corporate guidance; failure to achieve cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations; risks associated with existing and potential lawsuits and regulatory actions made against Encana; impact of disputes arising with its partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; Encana’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of liquids and natural gas from plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future acquisitions or divestitures of certain assets or other transactions or receipt of amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described in its most recent Annual Report on Form 10-K and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes the expectations represented by FLS are reasonable, there can be no assurance FLS will prove to be correct. Readers are cautioned that the above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained herein are expressly qualified by these cautionary statements. Certain future oriented financial information or financial outlook information is included in this presentation to communicate current expectations as to Encana’s performance. Readers are cautioned that it may not be appropriate for other purposes. Rates of return for a particular asset or well are on a before-tax basis and are based on specified commodity prices with local pricing offsets, capital costs associated with drilling, completing and equipping a well, field operating expenses and certain type curve assumptions. Pacesetter well costs for a particular asset are a composite of the best drilling performance and best completions performance wells in the current quarter in such asset and are presented for comparison purposes. Drilling and completions costs have been normalized as specified in this presentation based on certain lateral lengths for a particular asset. Premium well locations are locations with expected after tax returns greater than 35% at $50/bbl WTI and $3/MMBtu NYMEX. For convenience, references in this presentation to “Encana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries. References in this presentation to “Newfield’ refer to Newfield Exploration Company may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships of Newfield Exploration Company, and the assets, activities and initiatives of such subsidiaries.

ADVISORY REGARDING OIL & GAS INFORMATION All Encana reserves and economic contingent resources estimates in this presentation are effective as of December 31, 2017, prepared by qualified reserves evaluators in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook, National Instrument 51-101 (NI 51-101) and SEC regulations, as applicable. On August 14, 2017, Encana was granted an exemption by the Canadian Securities Administrators from the requirements under NI 51-101 that each qualified reserves evaluator or qualified reserves auditor appointed under section 3.2 of NI 51-101 and who execute the report under Item 2 of Section 2 of NI 51-101 be independent of Encana. Notwithstanding this exemption, for year-ended December 31, 2017, Encana involved independent qualified reserves auditors to audit a portion of the Company’s reserves and economic contingent resources estimates. Detailed Canadian and U.S. protocol disclosure will be contained in the Form 51-101F1 and Annual Report on Form 10-K, respectively. Additional detail regarding Encana’s economic contingent resources disclosure will be available in the Supplemental Disclosure Document filed concurrently with the Form 51-101F1. Information on the forecast prices and costs used in preparing the Canadian protocol estimates will be contained in the Form 51-101F1. For additional information relating to risks associated with the estimates of reserves and resources, see “Item 1A. Risk Factors” of the Annual Report on Form 10-K. Information relating to Newfield oil and gas information, including locations, IP rates, estimated ultimate recovery, well performance metrics and estimated resources is based on information provided by Newfield or Newfield’s public filings. Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is uncertainty that it will be commercially viable to produce any portion of the resources. All of the resources classified as contingent are considered to be discovered, and as such have been assigned a 100% chance of discovery, but have however been risked for the chance of development. The chance of development is defined as the likelihood of a project being commercially viable and development proceeding in a timely fashion. Determining the chance of development requires taking into consideration each contingency and quantifying the risks into an overall development risk factor at a project level. Contingent resources are defined as “economic contingent resources” if they are currently economically recoverable and are categorized as economic if those contingent resources have a positive net present value under currently forecasted prices and costs. In examining economic viability, the same fiscal conditions have been applied as in the estimation of Encana’s reserves. Contingencies include factors such as required corporate or third party (such as joint venture partners) approvals, legal, environmental, political and regulatory matters or a lack of infrastructure or markets. None of Encana’s estimated contingent resources are subject to technical contingencies. Encana uses the terms play, resource play, total petroleum initially-in-place (“PIIP”), natural gas-in-place (“NGIP”), and crude oil-in-place (“COIP”). Play encompasses resource plays, geological formations and conventional plays. Resource play describes an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. PIIP is defined by the Society of Petroleum Engineers - Petroleum Resources Management System (“SPE-PRMS”) as that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resource potential”). NGIP and COIP are defined in the same manner, with the substitution of “natural gas” and “crude oil” where appropriate for the word “petroleum”. As used by Encana, estimated ultimate recovery (“EUR”), which Encana may refer to as recoverable resource potential, has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Encana has provided information with respect to its assets which are “analogous information” as defined in NI 51-101, including estimates of PIIP, NGIP, COIP, EUR and production type curves. This analogous information is presented on a basin, sub-basin or area basis utilizing data derived from Encana’s internal sources, as well as from a variety of publicly available information sources which are predominantly independent in nature. Production type curves are based on a methodology of analog, empirical and theoretical assessments and workflow with consideration of the specific asset, and as depicted in this presentation, is representative of Encana’s current program, including relative to current performance, but are not necessarily indicative of ultimate recovery. Some of this data may not have been prepared by qualified reserves evaluators, may have been prepared based on internal estimates, and the preparation of any estimates may not be in strict accordance with COGEH. Estimates by engineering and geo-technical practitioners may vary and the differences may be significant. Encana believes that the provision of this analogous information is relevant to Encana’s oil and gas activities, given its acreage position and operations (either ongoing or planned) in the areas in question, and such information has been updated as of the date hereof unless otherwise specified. Due to the early life nature of the various emerging plays discussed in this presentation, PIIP is the most relevant specific assignable category of estimated resources. There is no certainty that any portion of the resources will be discovered. There is no certainty that it will be commercially viable to produce any portion of the estimated PIIP, NGIP, COIP or EUR. Estimates of Encana potential gross inventory locations (not including locations of Newfield Exploration Company), including premium return well inventory, include proved undeveloped reserves, probable undeveloped reserves, un-risked 2C contingent resources and unbooked inventory locations. Approximately 40 percent of such locations are booked as of December 31, 2017 and are in respect of gross locations that have been categorized as either reserves or contingent resources, including 744 proved undeveloped locations, 1,399 probable undeveloped locations and 6,857 un-risked 2C contingent resource locations (in the development pending, development on-hold or development unclarified project maturity sub-classes). Unbooked locations have not been classified as either reserves or resources and are internal estimates that have been identified by management as an estimation of Encana’s multi-year potential drilling activities based on evaluation of applicable geologic, seismic, engineering, production, resource and acreage information. There is no certainty that Encana will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The locations on which Encana will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of capital, regulatory and partner approvals, seasonal restrictions, equipment and personnel, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained, production rate recovery, transportation constraints and other factors. While certain of the unbooked locations may have been de-risked by drilling existing wells in relative close proximity to such locations, many of other unbooked locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional proved or probable reserves, resources or production. 30-day IP and other short-term rates are not necessarily indicative of long-term performance or of ultimate recovery. The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

NON -GAAP MEASURES Certain measures in this presentation do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other companies. These measures have been provided for meaningful comparisons between current results and other periods and should not be viewed as a substitute for measures reported under U.S. GAAP. For additional information regarding non-GAAP measures, including reconciliations, see the Company’s website and Encana’s most recent Annual Report as filed on SEDAR and EDGAR. Non-GAAP measures include: Non-GAAP Cash Flow and Free Cash Flow – Non-GAAP Cash Flow (or Cash Flow) is defined as cash from (used in) operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and current tax on sale of assets. Free Cash Flow is Non-GAAP Cash Flow in excess of capital expenditures, excluding net acquisitions and divestitures. Management believes these measures are useful to the company and its investors as a measure of operating and financial performance across periods and against other companies in the industry, and are an indication of the company’s ability to generate cash to finance capital programs, to service debt and to meet other financial obligations. These measures may be used, along with other measures, in the calculation of certain performance targets for the company’s management and employees.